January 27, 2011

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc. Form 10-K for the Year Ended June 30, 2010 Filed September 28, 2010 File Number 001-32543

Dear Mr. Spirgel:

We have received your comment letter dated January 18, 2011.  Please allow this letter to serve as a request for an additional ten (10) business days to file a response.  We would like to file our response on or before Tuesday, February 15, 2011.

Please feel free to contact me at (615) 665-9060 or by fax at (615) 312-1001 if you have any questions or concerns.

Thank you for your time and consideration in this matter.

Sincerely, /s/ Tena Mayberry Chief Executive Officer